Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

28 December 2020

Mr. Gregory Dundas
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emaginos, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed on November 7, 2018; Effective April 8, 2019
File No. 333-228248

Dear Mr. Dundas:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Emaginos, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-228248) initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2018, and Effective on April 8, 2019,  together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the financial statements filed with the Registration Statement were audited by an auditor who fraudulently executed the financial statements and who was not affiliated with any CPA firm that is, or was, registered with the PCAOB.  Discovery of the fraud perpetrated by the auditor was not discovered until after the Registration Statement was deemed Effective.

No shares have been sold under the Form S-1 Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Sharon Mitchell of SD Mitchell & Associates, PLC at (248) 515-6035 if you have any questions regarding this request for withdrawal.

With best regards,

/s/Sharon D. Mitchell
Sharon D Mitchell

/cc:  Scott Taub, CEO